601 JEFFERSON STREET, TEXAS 77002
PHONE 713.753.3011

August 24, 2015

[Via EDGAR]
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: KBR, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Period Ended June 30, 2015
Filed August 4, 2015
File No. 1-33146

Dear Ms. Rocha:

Thank you for your letter dated August 11, 2015 regarding the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") with respect to KBR, Inc. (“KBR”) filings referenced above. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this submission, we request that you please call me directly at (713) 753-8380 (fax no. (713) 753-5353) or call Beth Ann Dranguet, KBR’s Senior Counsel, Corporate and M&A, directly at (713) 753-8729 (fax no. (713) 753-3310).
Sincerely,

/s/ Nelson E. Rowe
Nelson E. Rowe
Vice President and Chief Accounting Officer

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition…page 26

Results of Operations by Business Segment, page 31

1.
We note from your disclosures on page 8 and 58 that the percentage of your total revenues from Chevron has decreased by nearly $1.3 billion from 2012 to 2014. In their recent quarterly earnings release, Chevron announced significant impairments and project suspensions. Please tell us and revise your MD&A, particularly for the E&C segment, to highlight this negative trend, explain the reasons for the decrease in revenues from Chevron, describe the extent to which you expect this trend to continue and disclose the impact that a continued decline in revenues from Chevron could have upon your financial statements.

Response:

We acknowledge the Staff’s comments on our significant customer discussion.  In its recent quarterly earnings release, Chevron announced significant impairments and project suspensions.  Chevron also announced that the execution on the Gorgon project will be a priority.  We respectively advise the staff that we have not been impacted by these impairments and suspensions.  As discussed below, we continue to execute work on the Gorgon LNG project, which based on the announcement mentioned above, was not one of the suspended projects.

On pages 26, 27 and 32 of our Form 10-K for the year ended December 31, 2014, we discussed that the decrease in our E&C business segment revenues was largely the result of the near completion of activities related to projects in our LNG/GTL markets.  Similarly, the decrease in revenues from Chevron was primarily due to the near completion of activities related to professional services supplied on the Gorgon project.  These services are normal course of business activities.  On page 26 of our Form 10-K for the year ended December 31, 2014, we discussed our perspective on the short and long term impact of the decline in oil prices.  We believe customer decisions on capital expenditures are long term in nature and although the timing may be uncertain, we continue to expect commissioning of new LNG projects to meet future global demand.

Upon completion of the Gorgon project, and assuming no new major awards from Chevron, our contract backlog and our actual revenue will no longer include significant revenues from Chevron. However, we expect to replace these revenues with revenues generated under new LNG contracts with major international oil companies and/or other developers of LNG projects. As discussed in our risk factors on pages 11 and 14 of our Form 10-K, if we are unable to replace these revenues, the resultant reduction in revenues could have a material adverse effect on our business, financial condition and results of operations.

In future filings, we will revise our MD&A to highlight negative trends that impact us and include the explanations requested above.

Critical Accounting Estimates, page 39

2.
You disclose on page 41 that there is one reporting unit in your E&C business segment with goodwill of $75 million whose fair value, which is in excess of carrying value by 20%, is dependent on projected growth rates and other market inputs that are more sensitive to the risk of future variances. Please tell us whether you consider the 20% to be substantially in excess of carrying value for this reporting unit, and if so why. In order for investors to better assess the likelihood of impairment charges in the future, please discuss the degree of uncertainty associated with your assumptions and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response:

We acknowledge the Staff's comments and do not consider the 20% to be substantially in excess of the carrying value for the reporting unit in our E&C business segment. Our disclosure was intended to highlight inputs and assumptions related to the reporting unit and the risk that future variances from these assumptions could have on our estimate of fair value if variances from these assumptions were negative and significant. In our future filings, if applicable, we will continue to discuss the degree of uncertainty associated with our assumptions and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Item 8. Financial Statements and Supplemental Data, page 44

Note 8. Goodwill and Intangible Assets, page 69

3.
You disclose on page 70 that you performed an undiscounted cash flow test which indicated impairment of your trade names and customer relationship intangibles related to the acquisition of Roberts & Schaefer Company. You also cross reference to footnote 9 where you disclose that you recorded a noncash intangible asset impairment of $31 million within your non-strategic business segment. So that we may better understand the results of your intangible asset impairment testing, please address the following:

•
Confirm that the $31 million intangible asset impairment recognized during 2014 pertains to your trade names and customer relationship intangibles associated with the acquisition of Roberts & Schaefer. If only a portion relates to those trade names and customer relationships, please quantify and describe what is included in the remaining amount;

•
Describe the significant assumptions used in your intangible asset impairment testing, the results of your testing, and quantify the amount of any remaining intangibles related to the acquisition of Roberts & Schaefer Company that were not impaired as of December 31, 2014; and

•	Please reconcile the $60 million change in your intangible subject to amortization from December 31, 2013 to December 31, 2014.

Response:

We acknowledge the Staff's comments on our disclosures related to intangibles assets for the year ended December 31, 2014.

As presented in the rollforward below, we confirm that the $31 million intangible asset impairment recognized during 2014 pertains to trade names and customer relationship intangibles associated with our acquisition of the Roberts & Schafer Company ("R&S"). There are no remaining intangibles related to this acquisition.

As discussed on page 69 of our Form 10-K, in connection with our reorganization, we made a strategic decision to discontinue bidding on certain types of work and to exit certain non-strategic businesses. We noted the result was a significant reduction in our forecasts of future cash flows for three of our previous reporting units which are now included in our Non-strategic Business segment. The R&S business was one of the three previous reporting units impacted by this decision and reflects our view that the downturn in mining and minerals business activities will likely continue for an extended time period. As a result of this strategic decision to exit the business, we determined we could no longer recover the $31 million carrying value of the R&S intangibles. A rollforward of our R&S intangible assets and reconciliation of our consolidated intangible assets is presented below:

Roberts & Schaefer Intangible Assets Rollforward

Dollars in millions
Intangibles, gross at January 1, 2014	$57
Accumulated amortization of intangibles	(20)
Intangibles, net at January 1, 2014	37
Amortization expense before impairment	(6)
Impairment loss	(31)
Intangibles, net at December 31, 2014	$—

Intangibles Subject to Amortization

Dollars in millions
Intangibles, gross at December 31, 2013	$186
Intangibles, gross at December 31, 2014	126
Decrease in gross intangibles subject to amortization to be reconciled	60
Less: Gross R&S Intangible (a)	(57)
Less: Foreign currency translation adjustments	(3)
Unreconciled Change	$—

(a)
As indicated on the R&S Intangible Asset Rollforward above, the accumulated amortization before the impairment was $26, resulting in a net carrying value of $31, which was impaired and written off by the end of the year.

Note 10. Equity Method Investments and Variable Interest Entities, page 72

4.
Please provide us with your significance tests for the year ended December 31, 2014 for each significant equity method investment to demonstrate how you determined that separate financials pursuant to Rule 3-09 of Regulation S-X were not required. Please ensure that your response clearly explains how you considered the significant current period net loss in performing your calculations. Please also address how your significance tests for the three years ended December 31, 2014 would have been impacted by the prior period errors you describe on page 12 of your Form 10-Q for the period ended June 30, 2015.

Response:

We acknowledge the Staff’s comments on our significance test. Pursuant to the requirements of Rule 3-09 of Regulation S-X, we performed our significant subsidiary test for the year ended December 31, 2014. In addition, we updated our test for the three years ended December 31, 2014 for the impact of the prior period errors described on page 12 of our Form 10-Q for the period ended June 30, 2015.

For purposes of performing the Income Test, we applied the computational notes requirements in Rule 1-02(w) of Regulation S-X (also see section 2015.8 of the Financial Reporting Manual) as follows:

We considered whether it was appropriate to use average income by comparing the absolute value of our reported loss for the year to the average income for the last five fiscal years. In computing this average for the last five fiscal years, we assigned the loss year a value of zero for computing the numerator and used “5” as the denominator. We determined it was not appropriate to use average income because the absolute value of our loss for the year computed as described above, was not 10% or more lower than the average of our income for the last five fiscal years. As a result, we used the absolute value of our loss for the denominator under the Income approach.

Under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 under the Securities Exchange Act of 1934 (“Rule 12b-4”) we have supplementally and confidentially provided our test to the Staff. We request that this supplemental material be kept confidential under Rule 83 and that this supplemental material be returned to us in full in accordance with Rule 12b-4.

Note 14. U.S. Government Matters, page 87

5.
Please revise your disclosures on page 92 regarding the invalidation of your facility security clearance to clarify what impact, if any, the invalidation will have on your ability to initiate work on the $1.7 billion in GS segment backlog as of December 31, 2014.

Response:

We acknowledge the Staff's comments and respectfully direct the Staff's attention to the disclosure on page 92 of our Form 10-K for the year ended December 31, 2014. We clarified that while the matter was pending, our GS business segment was precluded from bidding on new work for contracts with such security requirements. However, we were able to continue the work we were then currently performing under contract. However, no new U.S. government contracts subject to this security requirement could be awarded to us until the matter was resolved.

The $1.7 billion in our GS business segment backlog as of December 31, 2014, reflected work that was already awarded to us and was not impacted by the invalidation. On March 12 2015, this matter was resolved and our facility security clearance was reinstated thereby allowing us to compete for new U.S. Government contracts. We believe this temporary invalidation of our security clearance had no material adverse impact on our business.

In a future filing, we will discuss the resolution of this matter as follows:

On January 21, 2015, we were notified by the U.S. government Defense Security Service ("DSS") Facility Security Office that our facility security clearance has been marked "invalid" based on findings from their recent evaluation of our processes and procedures for handling documents inappropriately provided to KBR by the U.S. Army during the performance of our LogCAP III contract. Due to the invalidation of our facility security clearance, the GS business segment was precluded from bidding on new work for contracts with security requirements.  We could continue the work we were currently performing and be awarded new task orders under existing contracts; however, no new work could be awarded until this matter was resolved. On March 12 2015, our facility security clearance was reinstated allowing us to compete for new U.S. Government contracts and this matter is now resolved.

Item 9A. Controls and Procedures, page 105

6.
Please tell us and revise your filing, if appropriate, to clarify if there were any changes to your internal controls over financial reporting during the three months ended December 31, 2014 related either to your previous efforts to implement the ERP project or as a result of your December 11, 2014 decision to discontinue the project. Please refer to Item 308(c) of Regulation S-K.

Response:

We acknowledge the Staff's comments and clarify that there were no changes to our internal controls over financial reporting (ICFR) during the three months ended December 31, 2014, related to either our previous efforts to implement our ERP project or as a result of our December 11, 2014, decision to discontinue the project.

We note that in our comment letter response dated June 19, 2014, we previously discussed our phased ERP implementation project. We indicated that upon implementation of each phase of our new ERP system, we will evaluate the impact in order to determine if completion of that phase during a period resulted in changes to our ICFR that have materially affected, or are reasonably likely to materially affect our ICFR. As part of our evaluation for the three months ended December 31, 2014, we considered the following:

•
We completed the first implementation phase during the three months ended September 30, 2013. This phase was solely related to our Canadian operations, which previously were on a separate system. At the time we completed this phase of the implementation, we believed there were changes in ICFR because of the enhancements and other benefits to be realized from integration into a single ERP system.

•
We completed the next implementation phase in July 2014. This was the last implementation phase before discontinuing the project. This related to a small, discrete portion of our United States operations, which was also on a separate system. Upon the completion of this phase, we evaluated the impact on our ICFR and concluded that the completion did not result in changes that have materially affected, or are reasonably likely to materially affect, our ICFR.

•	We did not complete any implementation phase during the three months ended December 31, 2014.

We note that during these implementation phases, our existing ERP remained our main ERP system over our material operations and continued to meet our global reporting and operations support needs. Since the two operations for which we completed implementation were now on a different, albeit new, ERP system, we continued to execute upon previously established controls over accumulation and integration of data and information into our main ERP system. Accordingly, at the time we discontinued the project, there was no change to our ICFR. We do not believe there were any material changes to our ICFR resulting either from our previous implementation efforts or from our decision to discontinue the effort.

Exhibits 31.1, 31.2, 32.1 and 32.2

7.
It appears that the certifications included as Exhibits 31.1, 31.2, 32.1 and 32.2 do not include conformed signatures. Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and new, corrected certifications complete with conformed signatures. Please similarly amend your Forms 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015 to provide new, corrected certifications with conformed signatures.

Response:

We acknowledge the Staff's comments and will file an amendment to our Form 10-K on Form 10-K/A. The amendment will include the entire periodic report and new, corrected certifications complete with conformed signatures. Similarly, we will amend our Forms 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015 to provide new, corrected certifications with conformed signatures. We note that this was an inadvertent omission and the certifications were fully executed and in our possession on each of the filing dates.

Form 10-Q for the Period Ended June 30, 2015

Note 12. Other Commitments and Contingencies, page 26

8.
You disclosed on page 93 of your December 31, 2014 Form 10-K and on page 27 of this Form 10-Q that the collection matter involving PEMEX and PEP is ready for decision. Please tell us if there has been any decision made regarding the $465 million judgment subsequent to the filing of your June 30, 2015 Form 10-Q. If no decision has been made, please tell us what factors are preventing a decision from being made, when you expect a decision to be reached and, if known, the extent to which PEMEX and/or PEP could make any additional appeals that could further delay collection of the final judgment.

Response:

We acknowledge the Staff's comment and respectfully advise the Staff that no decision has been made by the court with respect to this matter. We continue to await the court's ruling on the matter and while the court may request additional briefing, there has been no indication they will do so. There has also been no indication as to when a decision will be reached and we are not aware of any factors preventing a decision from being reached. PEMEX and PEP could seek rehearing at the court of appeals and a review by the U.S. Supreme Court. At this time, we are unable to predict the timing of any ruling or resolution concerning this matter.

In future filings, we will provide updates as to the status of this matter and, if known, anticipated timing of a decision or factors that come to our attention that we believe may be preventing a decision from being made.